SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No 25)
Under the Securities and Exchange Act of 1934


 AMERICAN MUNICIPAL TERM TRUST, INC. III
(CXT)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

027654102
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(716) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2002
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 4 pages)
There are no exhibits.













ITEM 1	Security and Issuer
		Common Stock
		American Municipal Term Trust, Inc. III
		US Bancorp, Piper Jaffray
       800 Micollet Mall
		Mail St# J1012057
		Minneapolis, MN   55402-7020
ITEM 2	Identity and Background
		a) Karpus Management, Inc. d/b/a Karpus Investment Management
		(?KIM?)
		George W. Karpus, President, Director and Controlling Stockholder
		JoAnn VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
		c) Principal business and occupation - Investment Management for
		individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset
		management (i.e. fixed income investments).
		d) None of George W. Karpus, JoAnn VanDegriff, or Sophie Karpus
		(?the Principals?) or KIM has been convicted in the past five years of
		any criminal proceeding (excluding traffic violations).
		e) During the last five years noneof the principals or KIM has been a party
		to a civil proceeding as a result of which any of them is subject to a
		judgment, decree or final order enjoining future violations of or
		prohibiting or mandating activities subject to, federal or state
		securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated shares of CXT
		on behalf of accounts that are managed by KIM (?the Accounts?) under
		limited powers of attorney.  All funds that have been utilized in making
		such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
		KIM has purchased Shares for investment purposes.  Being primarily a
		fixed income manager, with a specialty focus in the closed end fund
		sector, the profile of CXT fit the investment guidelines for various
		Accounts.  Shares have been acquired since October 18, 1993.
ITEM 5 	Interest in Securities of the Issuer
a)	As of the date of this Report, KIM owns 667,300 shares, which represents 12.59% of the outstanding Shares.  Karpus Management, Inc.
       owns 1,000 shares purchased on March 29 & 30, 1995 at a price of $9.125 per share.  George Karpus presently owns 57,000 shares purchased on
June 27 at $10.86 (1000 shares), June 28, 2001 at $10.87 (1000 shares),
November 13 at $11.12 (10,000 shares) and at $11.13 (10,000 shares),
14 at $11.11 (10,000 shares) and 20 at $11.13 (5000 shares), and
December 12 at $10.91 (10,000 shares), 20 at $10.96 (9,500 shares) and
21 at $10.95 (500 shares).  JoAnn Van Degriff owns 2000 shares purchased on July 17, 2001 at $10.91 (2000 shares).  None of the other
Principals presently owns shares.
		b) KIM has the sole power to dispose of and to vote all of such Shares
		under limited powers of attorney.
c)	The first open market purchase occurred on October 18, 1993 as previously reported.  Open market purchases for the last 60 days for
the Accounts.   There have been no dispositions and no acquisitions,
other than by such open market purchases, during such period unless
Date
Shares
Price Per

Date
Shares
Price Per


Share



Share
11/9/2001
1700
11.11

12/3/2001
3100
10.98
11/12/2001
700
11.12

12/4/2001
450
10.95
11/13/2001
21600
11.12

12/5/2001
4800
11
11/14/2001
14000
11.11

12/6/2001
13300
11
11/15/2001
6400
11.07

12/7/2001
4300
10.97
11/16/2001
200
11.07

12/11/2001
4400
10.94
11/19/2001
31300
11.07

12/12/2001
67800
10.91
11/20/2001
11900
11.12

12/19/2001
3000
10.97
11/21/2001
100
11.07

12/20/2001
9500
10.96
11/27/2001
7000
11.03

12/21/2001
500
10.95
11/29/2001
-2600
11.12

12/24/2001
700
10.94
11/29/2001
6000
11

12/26/2001
1200
10.89




12/27/2001
200
10.89
       The Accounts have the right to receive all dividends from, any proceeds
		from the sale of the Shares.  KIM reserves the right to further accumulate
		or sell shares. None of the Accounts has an interest in shares constituting
		more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships with Respect
		to Securities of the Issuer.
		Except as described above, there are no contracts, arrangements,
		understandings or relationships of any kind among the Principals and KIM
		and between any of them and any other person with respect to any of CXT
		securities.
ITEM 7	Materials to be Filed as Exhibits
	             Not applicable.



Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.





January 8, 2002 			         By:________________________
        Date						        Signature
						    George W. Karpus, President
             Name/Title